

NEWS RELEASE

Contact: Matt Brown
            Senior Vice President and CFO
            U.S. Concrete, Inc.
            817-835-4105

FOR IMMEDIATE RELEASE

U.S. CONCRETE ANNOUNCES 2014 THIRD QUARTER RESULTS

Third Quarter Highlights
- Adjusted EBITDA increased 40.3% year-over-year, to $26.2 million
- Consolidated revenue increased 18.2%, to $197.6 million
- Ready-mixed concrete sales volume rose 9.1%, to approximately 1.6 million cubic yards
- Ready-mixed concrete average sales price improved 6.4%, to $111.15 per cubic yard
- Aggregate products sales volume rose 38.9%, to approximately 1.5 million tons
- Aggregate products average sales price improved 5.7%, to $9.39 per ton
- Gross profit increased $8.7 million with margin improvement of 150 basis points

EULESS, TEXAS – November 6, 2014 – U.S. Concrete, Inc. (NASDAQ: USCR) today reported adjusted EBITDA of $26.2 million in the third quarter of 2014, compared to $18.7 million in the third quarter of 2013. Adjusted EBITDA margin, which is adjusted EBITDA as a percentage of revenue, was 13.2% for the third quarter of 2014, compared to 11.2% in the third quarter of 2013. Net income was $13.0 million, or $0.94 per diluted share, for the third quarter of 2014, compared to net loss of $(7.3) million, or $(0.55) per diluted share, in the third quarter of 2013.

William J. Sandbrook, President and Chief Executive Officer of U.S. Concrete, stated "We once again delivered outstanding results, while at the same time, making great progress in the execution of our strategic plan. Organic growth was strong in all regions and both segments of our business. We continue to demonstrate our ability to stay ahead of raw material price increases as our operating margins showed healthy expansion and our year-to-date EBITDA margin of 11.0 percent is at its highest point in the Company's history through three quarters. In August we purchased the assets of two companies in our West Texas market located in Wichita Falls and Burkburnett, TX. The acquisitions included three ready-mixed concrete plants and 24 ready-mixed concrete mixer trucks which will expand and strengthen our presence in the region. In October we closed two strategic acquisitions for combined cash consideration of $52.6 million, one that will broaden our platform for growth in Texas ready-mix markets and one that will enhance our operating efficiency through increased aggregates distribution in New York City and Long Island. We are very pleased with our operating results, as well as the progress we continue to make in our development strategy, and will remain focused on building on our momentum through the end of the year."

THIRD QUARTER 2014 RESULTS (all comparisons, unless noted, are with the prior year quarter)

Consolidated revenue increased 18.2% to $197.6 million, compared to $167.2 million in the prior year. Revenue from the ready-mixed concrete segment increased $24.3 million, or 16.1%, driven by both volume and pricing. The Company's ready-mixed concrete sales volume was 1.6 million cubic yards, up 9.1% over prior year. Ready-mixed concrete average sales price per cubic yard increased $6.68, or 6.4%, to $111.15 compared to $104.47 in the prior year. Aggregate products segment revenue increased $5.6 million, or 49.0%, to $17.1 million due to increased sales volume of 412 thousand tons, an improvement of 38.9% over prior year.

Consolidated gross profit increased $8.7 million with a 150 basis point expansion in margin year-over-year. Consolidated adjusted EBITDA of $26.2 million, increased $7.5 million with a 200 basis point expansion in margin year-over-year. Ready-mixed concrete adjusted EBITDA of $26.6 million, increased 37.2% with a 230 basis point expansion in margin and a 140 basis point improvement in raw material spread year-over-year. Aggregate products adjusted EBITDA of $4.0 million, increased 29.6% year-over-year.

Selling, general and administrative ("SG&A") expenses were $15.4 million compared to $14.4 million in the prior year. As a percentage of total revenue, SG&A expenses decreased to 7.8%, compared to 8.6% in the prior year. Excluding non-cash stock compensation, severance and acquisition related legal and professional fees, SG&A was 6.9% of total revenue compared to 7.6% in the prior year.

During the third quarter of 2014, the Company recorded a $0.1 million non-cash gain related to derivatives. This non-cash gain was comprised of fair value changes in the Company's warrants. This compares to a non-cash loss of $5.5 million during the third quarter of 2013. These changes were due to the increase in the price and changes in volatility of the Company's stock during the third quarters of 2014 and 2013.

The Company's free cash flow in the third quarter of 2014 was $15.2 million, compared to $11.8 million in the prior year. The increase in free cash flow was due to improved financial performance and related cash flow from operations offset by $4.0 million of increased capital expenditures over the prior year. The increase in capital expenditures was due to higher spending on mixer trucks, an aggregate plant upgrade in New Jersey and ready-mix plant improvements, all to support the growing demand in our markets.

The Company's net debt at September 30, 2014 was $125.9 million, up $24.5 million from December 31, 2013. The increase in net debt was due to a reduction in cash and cash equivalents and additional debt incurred during the third quarter of 2014 for the financing of mixer truck purchases. The decrease in cash and cash equivalents for the nine months ended September 30, 2014 was primarily due to increased capital expenditures, the green-fielding of the Red River sand and gravel operation and the acquisition of five ready-mixed concrete plants in west Texas. In addition, the Company purchased $4.8 million of its common stock in accordance with the share repurchase program authorized during the second quarter of 2014. Cash and cash equivalents increased $7.3 million during the third quarter of 2014. Net debt at September 30, 2014 was comprised of total debt of $220.1 million, less cash and cash equivalents of $94.2 million.

Ready-mixed backlog at the end of the third quarter of 2014 was approximately 4.4 million cubic yards, up 16.4% compared to the end of the third quarter of 2013 and up 9.0% since the beginning of the year.

ACQUISITIONS

On October 21, 2014, the Company announced the acquisition of (i) the assets of Custom-Crete and (ii) the equity of New York Sand and Stone, LLC, for combined purchase consideration of $52.6 million in cash.

Custom-Crete is the largest volumetric concrete producer in Texas with 11 volumetric ready-mixed concrete facilities and 61 volumetric ready-mixed concrete trucks located in Dallas/Fort Worth, Houston, San Antonio and Austin. The addition of the volumetric ready-mixed concrete locations broadens U.S. Concrete's product line offerings in Texas and expands the Company's presence into all of the major metropolitan markets in Texas.

The acquisition of New York Sand and Stone, LLC includes the assignment of leases to operate two existing aggregate distribution terminals on the East River in Brooklyn, New York. Associated with the acquisition, the Company concurrently entered into an exclusive sales and marketing agreement with Inwood Materials Terminal LLC, which includes a dock located in Inwood, New York on the South Shore of western Long Island. These transactions will allow for more efficient delivery of raw materials to the Company's production facilities and ease distribution of aggregate products to the large construction markets of New York City's five boroughs as well as Nassau and Suffolk counties on Long Island.

Including these recent announcements, the Company has now completed eight transactions during 2014.

CONFERENCE CALL

U.S. Concrete has scheduled a conference call for Thursday, November 6, 2014 at 10:00 a.m. Eastern time, to review its third quarter 2014 results. To participate in the call, dial Toll-free: (877) 312-8806 – Conference ID: 25935110 at least ten minutes before the conference call begins and ask for the U.S. Concrete conference call. A replay of the conference call will be available after the call under the investor relations section of the Company's website at www.us-concrete.com.

Investors, analysts and the general public will also have the opportunity to listen to the conference call over the Internet by accessing www.us-concrete.com. To listen to the live call on the Web, please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live Web cast, an archive will be available shortly after the call under the investor relations section of the Company's website at www.us-concrete.com.

USE OF NON-GAAP FINANCIAL MEASURES

This press release uses the non-GAAP financial measures "adjusted EBITDA," "adjusted net income (loss)," "adjusted EBITDA margin," "free cash flow" and "net debt." The Company has included adjusted EBITDA and adjusted EBITDA margin in this press release because it is widely used by investors for valuation and comparing the Company's financial performance with the performance of other building material companies. The Company also uses adjusted EBITDA and adjusted EBITDA margin to monitor and compare the financial performance of its operations. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes, and thus does not reflect the funds actually available for capital expenditures. In addition, the Company's presentation of adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly titled measures that other companies report. The Company considers free cash flow to be an important indicator of its ability to service debt and generate cash for acquisitions and other strategic investments. The Company believes that net debt is useful to investors as a measure of its financial position. The Company presents adjusted net income (loss) and adjusted net income (loss) per share to provide more consistent information for investors to use when comparing operating results for the third quarter of 2014 to the third quarter of 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported operating results or cash flow from operations or any other measure of performance as determined in accordance with GAAP. See the attached "Additional Statistics" for reconciliation of each of these non-GAAP financial measures to the most comparable GAAP financial measures for the quarters ended September 30, 2014 and 2013.

ABOUT U.S. CONCRETE

U.S. Concrete services the construction industry in several major markets in the United States through its two business segments: ready-mixed concrete and aggregate products. The Company has 118 standard ready-mixed concrete plants, 11 volumetric ready-mixed concrete facilities, and 10 producing aggregates facilities. During 2013, U.S. Concrete produced approximately 5.2 million cubic yards of ready-mixed concrete and approximately 3.6 million tons of aggregates. For more information on U.S. Concrete, visit www.us-concrete.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This press release contains various forward-looking statements and information that are based on management's belief, as well as assumptions made by and information currently available to management. These forward-looking statements speak only as of the date of this press release. The Company disclaims any obligation to update these statements and cautions you not to rely unduly on them. Forward-looking information includes, but is not limited to, statements regarding: the stability of the business; encouraging nature of third quarter volume and pricing increases; ready-mix backlog; ability to maintain our cost structure and the improvements achieved during our restructuring and monitor fixed costs; ability to maximize liquidity, manage variable costs, control capital spending and monitor working capital usage; and the adequacy of current liquidity. Although U.S. Concrete believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions, including, among other matters: general and regional economic conditions; the level of activity in the construction industry; the ability of U.S. Concrete to complete acquisitions and to effectively integrate the operations of acquired companies; development of adequate management infrastructure; departure of key personnel; access to labor; union disruption; competitive factors; government regulations; exposure to environmental and other liabilities; the cyclical and seasonal nature of U.S. Concrete's business; adverse weather conditions; the availability and pricing of raw materials; the availability of refinancing alternatives; and general risks related to the industry and markets in which U.S. Concrete operates. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. These risks, as well as others, are discussed in greater detail in U.S. Concrete's filings with the Securities and Exchange Commission, including U.S. Concrete's Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q.

(Tables Follow)

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2014	**2013**	**2014**	**2013**
Revenue	$ 197,589	$ 167,196	$ 524,204	$ 450,011
Cost of goods sold before depreciation, depletion and amortization	157,689	135,991	427,538	372,648
Selling, general and administrative expenses	15,404	14,387	43,435	44,920
Depreciation, depletion and amortization	6,010	4,725	16,392	14,090
Gain on sale of assets	(3)	(39)	(306)	(65)
Income from operations	18,489	12,132	37,145	18,418
Interest expense, net	5,080	2,477	15,145	7,837
Derivative gain (loss)	65	(5,467)	(2,306)	(25,829)
(Loss) gain on extinguishment of debt	—	(1,673)	—	2,631
Other income, net	580	380	1,606	1,357
Income (loss) from continuing operations before income taxes	14,054	2,895	21,300	(11,260)
Income tax expense	788	9,976	1,540	1,710
Income (loss) from continuing operations	13,266	(7,081)	19,760	(12,970)
Loss from discontinued operations, net of taxes	(259)	(221)	(45)	(2,021)
Net income (loss)	$ 13,007	$ (7,302)	$ 19,715	$ (14,991)
Basic income (loss) per share:				
Income (loss) from continuing operations	$ 0.98	$ (0.54)	$ 1.46	$ (1.02)
Loss from discontinued operations, net of taxes	(0.02)	(0.01)	—	(0.16)
Net income (loss) per share – basic	$ 0.96	$ (0.55)	$ 1.46	$ (1.18)
Diluted income (loss) per share:				
Income (loss) from continuing operations	$ 0.96	$ (0.54)	$ 1.42	$ (1.02)
Loss from discontinued operations, net of taxes	(0.02)	(0.01)	—	(0.16)
Net income (loss) per share – diluted	$ 0.94	$ (0.55)	$ 1.42	$ (1.18)
Weighted average shares outstanding:				
Basic	13,497	13,207	13,540	12,705
Diluted	13,876	13,207	13,882	12,705

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2014	December 31, 2013
	(Unaudited)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 94,161	$ 112,667
Trade accounts receivable, net of allowances of $2,463 and $2,813 as of September 30, 2014 and December 31, 2013, respectively	124,149	92,163
Inventories	27,546	27,610
Deferred income taxes	1,929	708
Prepaid expenses	3,911	3,416
Other receivables	3,679	3,205
Assets held for sale	5,162	—
Other current assets	481	2,457
Total current assets	261,018	242,226
Property, plant and equipment, net of accumulated depreciation, depletion, and amortization of $67,185 and $54,694 as of September 30, 2014 and December 31, 2013, respectively	162,199	138,560
Goodwill	16,233	11,646
Intangible assets, net	12,769	13,073
Other assets	8,446	8,485
Total assets	$ 460,665	$ 413,990
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 44,501	$ 38,518
Accrued liabilities	58,933	42,950
Current maturities of long-term debt	4,921	3,990
Liabilities held for sale	714	—
Derivative liabilities	23,996	21,690
Total current liabilities	133,065	107,148
Long-term debt, net of current maturities	215,186	210,154
Other long-term obligations and deferred credits	6,317	7,921
Deferred income taxes	6,474	5,040
Total liabilities	361,042	330,263
Commitments and contingencies		
Equity:		
Preferred stock	—	—
Common stock	15	14
Additional paid-in capital	155,733	152,695
Accumulated deficit	(43,610)	(63,325)
Treasury stock, at cost	(12,515)	(5,657)
Total stockholders' equity	99,623	83,727
Total liabilities and equity	$ 460,665	$ 413,990

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Nine months ended September 30,	
	2014	**2013**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 19,715	$ (14,991)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation, depletion and amortization	16,392	14,202
Debt issuance cost amortization	1,243	1,775
Gain on extinguishment of debt	—	(2,631)
Amortization of facility exit costs	—	(142)
Amortization of discount on long-term incentive plan and other accrued interest	305	381
Net loss on derivative	2,306	25,829
Net (gain) loss on sale of assets	(945)	237
Deferred income taxes	1,187	1,331
Deferred rent	—	513
Provision for doubtful accounts and customer disputes	929	843
Stock-based compensation	2,647	4,722
Changes in assets and liabilities, excluding effects of acquisitions:		
Accounts receivable	(34,440)	(26,093)
Inventories	(109)	(1,854)
Prepaid expenses and other current assets	(201)	2,546
Other assets and liabilities	(398)	(2,569)
Accounts payable and accrued liabilities	21,912	22,740
Net cash provided by operating activities	30,543	26,839
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property, plant and equipment	(29,160)	(13,365)
Payments for acquisitions	(9,498)	(5,261)
Proceeds from disposals of property, plant and equipment	2,761	218
Payments for disposal of business units	—	(2,333)
Net cash used in investing activities	(35,897)	(20,741)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from revolver borrowings	213	107,204
Repayments of revolver borrowings	(213)	(102,504)
Proceeds from exercise of stock options and warrants	391	205
Payments of other long-term obligations	(2,250)	—
Payments for other financing	(3,478)	(1,420)
Debt issuance costs	(957)	(2,040)
Payments for share repurchases	(4,824)	—
Other treasury share purchases	(2,034)	(4,615)
Net cash used in financing activities	(13,152)	(3,170)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,506)	2,928
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	112,667	4,751
CASH AND CASH EQUIVALENTS AT END OF PERIOD	94,161	7,679

U.S. CONCRETE, INC. AND SUBSIDIARIES
SELECTED REPORTABLE SEGMENT INFORMATION
(Unaudited)
(in thousands)

	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Revenue:				
Ready-mixed concrete				
Sales to external customers	$ 175,876	$ 151,545	$ 473,977	$ 410,046
Aggregate products				
Sales to external customers	11,127	6,903	23,071	15,601
Intersegment sales	6,013	4,604	15,438	12,562
Total aggregate products	17,140	11,507	38,509	28,163
Total reportable segment revenue	193,016	163,052	512,486	438,209
Other products and eliminations	4,573	4,144	11,718	11,802
Total revenue	$ 197,589	$ 167,196	$ 524,204	$ 450,011
Reportable Segment Adjusted EBITDA:				
Ready-mixed concrete	$ 26,641	$ 19,418	$ 63,642	$ 46,624
Aggregate products	4,045	3,122	7,390	4,667
Total reportable segment Adjusted EBITDA	$ 30,686	$ 22,540	$ 71,032	$ 51,291
Reconciliation of reportable segment Adjusted EBITDA to income (loss) from continuing operations before income taxes:				
Total reportable segment Adjusted EBITDA	$ 30,686	$ 22,540	$ 71,032	$ 51,291
Other products and eliminations income from operations	1,326	1,165	2,654	2,888
Corporate overhead	(7,897)	(7,300)	(21,339)	(23,098)
Depreciation, depletion and amortization for reportable segments	(5,196)	(3,975)	(13,971)	(11,768)
Interest expense, net	(5,080)	(2,477)	(15,145)	(7,837)
Corporate (loss) gain on early extinguishment of debt	—	(1,673)	—	2,631
Corporate derivative gain (loss)	65	(5,467)	(2,306)	(25,829)
Corporate and other products and eliminations other income, net	150	82	375	462
Income (loss) from continuing operations before income taxes	$ 14,054	$ 2,895	$ 21,300	$ (11,260)

8

U.S. CONCRETE, INC.
ADDITIONAL STATISTICS
(Unaudited)

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, our management believes that certain non-GAAP performance measures and ratios, which our management uses in managing our business, may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. See the table below for (1) presentations of our adjusted EBITDA, adjusted EBITDA margin and Free Cash Flow for the quarters ended September 30, 2014 and 2013, and Net Debt as of September 30, 2014 and December 31, 2013 and (2) corresponding reconciliations to GAAP financial measures for the quarters ended September 30, 2014 and 2013 and as of September 30, 2014 and December 31, 2013. We have also provided below (1) the impact of non-cash stock compensation expense, derivative losses, gain (loss) on extinguishment of debt, officer severance and expenses related to the Company's relocation of the corporate headquarters on net income (loss) and net income (loss) per share and (2) corresponding reconciliations to GAAP financial measures for the quarters ended September 30, 2014 and 2013. We have also shown below certain Ready-Mixed Concrete Statistics for the quarters ended September 30, 2014 and 2013.

We define adjusted EBITDA as our net income (loss) from continuing operations, plus the provision (benefit) for income taxes, net interest expense, depreciation, depletion and amortization, non-cash stock compensation expense, derivative (gain) loss, gain (loss) on extinguishment of debt, officer severance and expense related to the Company's relocation of the corporate headquarters. We define adjusted EBITDA margin as the amount determined by dividing adjusted EBITDA by total revenue. We have included adjusted EBITDA and adjusted EBITDA margin in the accompanying tables because they are widely used by investors for valuation and comparing our financial performance with the performance of other building material companies. We also use adjusted EBITDA and adjusted EBITDA margin to monitor and compare the financial performance of our operations. Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of adjusted EBITDA may not be comparable to similarly titled measures other companies report.

We define adjusted net income (loss) and adjusted net income (loss) per share as net income (loss) and net income (loss) per share excluding non-cash stock compensation expense, derivative loss, gain (loss) on extinguishment of debt, officer severance and expense related to the Company's relocation of the corporate headquarters. We present adjusted net income (loss) and adjusted net income (loss) per share to provide more consistent information for investors to use when comparing operating results for the quarters ended September 30, 2014 and 2013.

We define Free Cash Flow as cash provided by (used in) operations less capital expenditures for property, plant and equipment, net of disposals. We consider Free Cash Flow to be an important indicator of our ability to service our debt and generate cash for acquisitions and other strategic investments.

We define Net Debt as total debt, including current maturities and capital lease obligations, minus cash and cash equivalents. We believe that Net Debt is useful to investors as a measure of our financial position.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.

	Three months ended September 30,		
	2014		**2013**
	(In thousands, except average price amounts and net income (loss) per share)		
Ready-Mixed Concrete Statistics:			
Average price per cubic yard (in dollars)	$	111.15	$	104.47
Volume in cubic yards		1,579		1,447
Aggregate Products Statistics:			
Average price per ton (in dollars)	$	9.39	$	8.88
Sales volume in tons		1,471		1,059
Adjusted Net Income and EPS:			
Net Income (loss)	$	13,007	$	(7,302)
Add: Derivative loss		(65)		5,467
Add: Loss on extinguishment of debt		—		1,673
Add: Non-cash stock compensation expense		1,097		1,176
Add: Officer severance		—		245
Adjusted net income	$	14,039	$	1,259
Net income (loss) per diluted share (1)	$	0.94	$	(0.55)
Impact of derivative loss		—		0.40
Impact of loss on extinguishment of debt		—		0.12
Impact of non-cash stock compensation expense		0.08		0.09
Impact of officer severance		—		0.02
Adjusted net income per diluted share	$	1.01	$	0.09
Adjusted EBITDA reconciliation:			
Net income (loss) from continuing operations	$	13,266	$	(7,081)
Income tax expense		788		9,976
Interest expense, net		5,080		2,477
Derivative (gain) loss		(65)		5,467
Depreciation, depletion and amortization		6,010		4,725
Loss on extinguishment of debt		—		1,673
Non-cash stock compensation expense		1,097		1,176
Officer severance		—		245
Adjusted EBITDA	$	26,176	$	18,658
Adjusted EBITDA margin		13.2%		11.2%
Free Cash Flow reconciliation:			
Net cash provided by operating activities	$	24,239	$	17,428
Less: capital expenditures		(9,266)		(5,249)
Plus: proceeds from the sale of property, plant and equipment		274		45
Less: payments made in the disposal of business units		—		(467)
Free Cash Flow	$	15,247	$	11,757

	As of September 30, 2014		As of December 31, 2013
Net Debt reconciliation:			
Total debt, including current maturities and capital lease obligations	$	220,107	$	214,144
Less: cash and cash equivalents		94,161		112,667
Net Debt	$	125,946	$	101,477

(1) Net loss per diluted share for the three months ended September 30, 2013 excludes common stock equivalents of 359 thousand shares from our options and restricted stock that are included in adjusted net income per diluted share as their impact is anti-dilutive based on the net loss for the period.

	Nine months ended September 30,	
	2014	**2013**
	(In thousands, except average price amounts and net income (loss) per share)	
Ready-Mixed Concrete Statistics:		
Average price per cubic yard (in dollars)	$ 109.51	$ 102.98
Volume in cubic yards	4,319	3,970
Aggregate Products Statistics:		
Average price per ton (in dollars)	$ 9.33	$ 8.77
Sales volume in tons	3,429	2,706
Adjusted Net Income and EPS:		
Net Income (loss)	$ 19,715	$ (14,991)
Add: Derivative loss	2,306	25,829
Add: Gain on extinguishment of debt	—	(2,631)
Add: Non-cash stock compensation expense	2,647	4,721
Add: Officer severance	—	245
Add: Expenses related to corporate headquarters' relocation	—	512
Adjusted net income	$ 24,668	$ 13,685
Net income (loss) per diluted share (1)	$ 1.42	$ (1.18)
Impact of derivative loss	0.17	1.96
Gain on extinguishment of debt	—	(0.20)
Impact of non-cash stock compensation expense	0.19	0.36
Impact of officer severance	—	0.02
Impact of expenses related to corporate headquarters' relocation	—	0.04
Adjusted net income per diluted share	$ 1.78	$ 1.04
Adjusted EBITDA reconciliation:		
Net income (loss) from continuing operations	$ 19,760	$ (12,970)
Income tax expense	1,540	1,710
Interest expense, net	15,145	7,837
Derivative loss	2,306	25,829
Depreciation, depletion and amortization	16,392	14,090
Gain on extinguishment of debt	—	(2,631)
Non-cash stock compensation expense	2,647	4,721
Officer severance	—	245
Expenses related to corporate headquarters' relocation	—	512
Adjusted EBITDA	$ 57,790	$ 39,343
Adjusted EBITDA margin	11.0%	8.7%
Free Cash Flow reconciliation:		
Net cash provided by operations	$ 30,543	$ 26,839
Less: capital expenditures	(29,160)	(13,365)
Plus: proceeds from the sale of property, plant and equipment	2,761	218
Less: payments made in the disposal of business units	—	(2,333)
Free Cash Flow	$ 4,144	$ 11,359

(1) Net loss per diluted share for the nine months ended September 30, 2013 excludes common stock equivalents of 467 thousand shares from our options and restricted stock that are included in adjusted net income per diluted share as their impact is anti-dilutive based on the net loss for the period.